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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                    February, 2005

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Material Change Report, February 2, 2005

2.  Press Release, February 2, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Alamos Gold Inc. (the “Company”)
Suite 1503, 110 Yonge Street
Toronto, Ontario
M5C 1T4

Item 2.	Date of Material Change

February 2, 2005

Item 3.	News Release

The news release was issued at Toronto, Ontario on February 2, 2005.

Item 4.	Summary of Material Change

The Company announced the closing of the $50 million aggregate principal amount of 5.50% convertible senior debentures due February 15, 2010 (the “Debentures”) pursuant to an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc.   The issue size was increased to $50 million from the original press release on January 12, 2005 which announced a $45 million issue to accommodate strong investor demand.

Item 5.	Full Description of Material Change

Reference the accompanying news release dated February 2, 2005.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.	Date of Report

Dated at Toronto, Ontario, this 2nd day of February, 2005.

Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada M5C 1T4

Telephone: (416) 368-9932

Website: www.alamosgold.com

Trading Symbol: AGI TSX

For Immediate Release

February 2nd, 2005

Alamos Gold Inc. Closes New Issue

Toronto, Ontario – February 2nd, 2005 – Alamos Gold Inc. (TSX: AGI) (“Alamos”) announces the closing of the $50 million aggregate principal amount of 5.50% convertible senior debentures due February 15, 2010 (the “Debentures”) pursuant to an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc.. The Debentures will bear interest at a rate of 5.50% per annum, and will be convertible at the option of the holder into common shares of Alamos Gold at a conversion rate of 188.6792 common shares per $1,000 principal amount of Debentures, which is equal to a conversion price of approximately $5.30 per common share. The issue size was increased to $50 million from the original press release on January 12th, 2005 which announced a $45 million issue to accommodate strong investor demand.

The net proceeds of the offering will be used to assist in funding the development of the Mulatos Project in Sonora, Mexico. Any additional net proceeds will be used for exploration, working capital and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Alamos’s common shares are traded on the Toronto Stock Exchange under the symbol “AGI”.

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey		Victoria Vargas de Szarzynski
President and Chief Executive Officer		Investor Relations
Tel:	416-368-9932 x203	Tel:	416-368-9932 x201
Fax:	416-368-2934	Fax:	416-368-2934

Email: jmccluskey@alamosgold.com

Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The securities offered have not been and will not be registered under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities law. Certain of the information contained in this news release constitute "forward-looking statements". Such forward-looking statements include the company's expectations related to the closing of the private placement and the use of proceeds. Forward looking statements are not statements of historical fact and factors may cause the actual results, performance or achievements of the Company to be materially different from those set forth in such statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO

COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

February 2, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary